VIA FACSIMILE
December 23, 2009
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C. 20549-4720
Attention: Jeffrey Riedler

Re:	Anthera Pharmaceuticals, Inc. Form S-1 Registration Statement File No. 333-161930
Ladies and Gentlemen:
          This letter is being furnished on behalf of Anthera Pharmaceuticals, Inc. (the “Company”) in response to comments contained in the letter dated December 1, 2009 (the “Letter”) from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Mr. Paul F. Truex, President and Chief Executive Officer of the Company, with respect to Amendment No. 2 to the Company’s Registration Statement No. 333-161930 on Form S-1 (the “Registration Statement”) that was filed with the Commission on November 16, 2009. Pursuant to our conversation on December 11, 2009 with the Staff, the purpose of this letter is to (i) set forth on a supplemental basis our proposed responses, including draft revised disclosures to the Registration Statement, to address the Staff’s comments, and (ii) explain the factors underlying the pricing of certain stock options of the Company and the assumptions the Company has made in determining valuations for such options. The Company advises the Staff that the information in this letter and the draft disclosures assume a 1-for-1.712 reverse split of the Company’s common and preferred stock, to be effected immediately prior to the effectiveness of the Registration Statement.
          The proposed responses to the Staff’s comments have been organized in the same manner in which the Staff’s comments were organized and all page references in the Company’s proposed responses correspond to Amendment No. 2 to the Registration Statement (“Amendment No. 2”). Set forth in italicized print below are the Staff’s comments followed by the Company’s proposed responses. The proposed disclosures to the Registration Statement addressing the Staff’s comments is set forth in the attachments in underlined format.

United States Securities and Exchange Commission
Division of Corporate Finance
December 23, 2009

STOCK OPTION PRICING
          The discussion below is intended to provide the Staff with supplemental information concerning the pricing of stock options of the Company as described in the Registration Statement. As reflected in the Company’s financial statements, in accordance with FASB ASC 718, Compensation —Stock Compensation (“ASC 718”) (formerly Statement of Financial Accounting Standards No. 123, Share-Based Payment), total compensation expenses related to unvested stock options not yet recognized was $9,516, $161,996, $330,381 and $511,556 as of December 31, 2006, 2007 and 2008 and September 30, 2009, respectively. These expenses related to the issuance of employee stock options. The Company adopted ASC 718 through the modified retrospective method.
          Background
          The Company is authorized to issue two classes of capital stock, comprising 31,575,000 shares of common stock and 20,455,939 shares of preferred stock. The Company has 1,635,623 shares of common stock and 8,146,308 shares of preferred stock outstanding as of September 30, 2009. The shares of preferred stock are further divided into Series A-1 convertible preferred stock, Series A-2 convertible preferred stock, Series B-1 convertible preferred stock and Series B-2 convertible preferred, with 552,530, 1,620,669, 2,746,865 and 3,226,244 shares outstanding as of September 30, 2009, respectively.
          The process of determining the fair value of shares of the Company’s common stock is complex because neither the common stock nor the preferred stock, shares of which are convertible into common stock, are publicly traded. The Company’s board of directors has been responsible for determining the exercise price of options to purchase the Company’s common stock. In connection with option grants on various dates in 2008 and 2009, the Company obtained independent valuation reports dated as of December 31, 2007 and October 15, 2008, respectively, from an independent valuation specialist, Pagemill Partners LLC (“Pagemill”), to provide estimates of the fair value of the Company’s common stock as of those dates.
          The fair value estimates received by the Company from Pagemill were used by the Company’s board of directors to assist in its determination of the fair value of the Company’s common stock and the exercise price of such options, which was then used in the calculation of the compensation expense from option grants in accordance with ASC 718. In addition, as noted below, third-party, privately negotiated sales of the Company’s preferred stock were completed in December 2006 and August 2008, which sales provide additional information relevant to the estimation of the fair value of the Company’s common stock during the time periods discussed below.

United States Securities and Exchange Commission
Division of Corporate Finance
December 23, 2009

          Third-Party Preferred Stock Transactions
          On December 15, 2006, the Company sold a total of 2,619,568 shares of its Series B convertible preferred stock, which was later reclassified as Series B-1 convertible preferred stock, at a purchase price of $7.28 per share for aggregate proceeds of approximately $19.1 million. An additional 127,297 shares of Series B-1 convertible preferred stock were issued in exchange for licensed technology to the licensor. The purchasers of the Series B-1 convertible preferred stock consisted largely of venture capital funds, all of which had previously purchased preferred stock of the Company. Certain purchasers were affiliated with members of the Company’s board of directors; however, the Company believes that these transactions were negotiated and consummated on an arm’s length basis between the parties.
          On August 12, 2008, the Company sold a total of 3,226,244 shares of its Series B-2 convertible preferred stock at a purchase price of $7.28 per share for aggregate proceeds of approximately $23.5 million. The purchasers consisted largely of venture capital funds, some of which had not previously purchased preferred stock of the Company. Certain purchasers were affiliated with members of the Company’s board of directors; however, the Company believes that these transactions were negotiated and consummated on an arm’s-length basis between the parties.
          Currently Estimated Range of Initial Public Offering Price
          The Company, together with the underwriters of this offering, has developed a preliminary estimate of the implied pre-money equity value of the Company as of the date hereof to the Staff, which valuation assumes a successful completion of the Company’s initial public offering in the United States during the first half of 2010. The Company believes that disclosure to the Staff of this valuation information will assist in its review of this letter and the Registration Statement.
          The Company and the underwriters considered many factors in reaching the current estimated range of the initial public offering price, including previous valuation reports received, the Company’s existence as a private company for many years, typical valuation ranges seen in initial public offerings for companies in the Company’s industry, results of operations, market conditions, competitive position and the stock performance of competitors. As a result of this preliminary analysis conducted by the Company and the underwriters, it is estimated that the initial public offering price will be between $13.00 to $15.00 per share of common stock.
          Option Grants — Determination of Exercise Price
          In determining the exercise price of stock option grants, the Company’s board of directors considered many factors, including the Company’s results of operations, market conditions, competitive position, the stock performance of competitors, anticipated performance and other material events of its business, such as discussions with or communications from the U.S. Food and Drug Administration (“FDA”).

United States Securities and Exchange Commission
Division of Corporate Finance
December 23, 2009

          The following table sets forth the Company’s option grants during the 18 months preceding and following the date of the initial filing of the Registration Statement with the Commission, after giving effect to the 1-for-1.712 reverse split of the common and preferred stock, to be effected immediately prior to the effective date of the Registration Statement:

				Option Exercise
	Grants to			Price Per Share /
	Non-Officer	Grants to Officers	Grants to	Fair Market
Grant Date	Employees	and Directors	Non- Employees	Value
2/21/2008	130,839	151,867	4,380	$1.34
6/26/2008	0	40,887	0	$1.34
2/18/2009	126,746	236,561	4,088	$1.51
4/15/2009	20,440	5,257	584	$1.51
10/13/2009	0	0	11,682	$7.70
          Option grants during the period from September 2006 through October 2007 were granted with an exercise price per share of $0.26.
          Increase from $0.26 (September 2006 through October 2007) to $1.34 in February 2008
          The change in the estimated fair value of the Company’s common stock during this period is primarily the result of an increase in the estimated enterprise value of the Company from $1.5 million to $34.0 million. In January 2007, the Company initiated its IMPACTS (Investigating the Modulation of Phospholipase in Acute Chest Syndrome) study for its product candidate A-001, which was designed to enroll up to 75 patients across approximately 30 sites in the United States. In October 2007, the Company completed its first Phase 2 PLASMA (Phospholipase Levels And Serological Markers of Atherosclerosis) study for its product candidate A-002, the results of which indicated that A-002 was generally well-tolerated among all patients treated and adverse effects were mild or moderate. Based on the first Phase 2 results, the Company initiated a second Phase 2 PLASMA study, which was completed in December 2007, and which results were consistent with the earlier PLASMA study. In November 2007, the Company hired Mr. Christopher Lowe, its current Chief Financial Officer and Vice President of Administration, and in February 2008, the Company hired Mr. Stephen Lau, its current Vice President, Corporate and Business Development. In addition, in December 2007, the Company entered into a license agreement with Amgen Inc., pursuant to which it obtained an exclusive worldwide license to certain technology and compounds related to its product candidate A-623.
          The positive factors set forth above were partially offset by a delay in the Company’s scheduled end of Phase 2 meeting with the FDA from November 2007 to February 2008, additional data requests from the FDA regarding the PLASMA data and the need to perform

United States Securities and Exchange Commission
Division of Corporate Finance
December 23, 2009

certain animal studies to support the safety and pharmacokinetics of A-002 prior to advancing to Phase 3. In addition, A-001 experienced slower than expected enrollment in its IMPACTS study, and due to poor conditions in the financial markets, financing activity took longer than expected, preventing the Company from completing the technology transfer from Amgen in a timely manner and preparing A-623 for clinical studies. The Company also obtained an estimate of the fair value of its common stock from Pagemill as of December 31, 2007, which estimate was $1.34 per share, as detailed below.
          Increase from $1.34 (February 2008 to June 2008) to $1.51 in February 2009
          The change in estimated fair value of the Company’s common stock during this period is primarily the result of an increase in the estimated enterprise value of the Company from $34.0 million to $60.6 million. In July 2008, the Company initiated its Phase 2b FRANCIS (Fewer Recurrent Acute coronary events with Near-term Cardiovascular Inflammation Suppression) study for its product candidate A-002. In addition, during this period, the Company was in discussions with the FDA regarding the path to regulatory approval for A-002 and the protocols for its clinical studies for A-002. The Company also obtained an estimate of the fair value of its common stock from Pagemill as of October 15, 2008, which estimate was $1.51 per share, as detailed below. The positive factors set forth above were partially offset by a sharp deterioration in the conditions in the financial markets during the end of 2008, with an accompanying decrease in market capitalization of companies comparable to the Company, increased difficulty in raising equity financing and accompanying financing uncertainty and increased risk of failure to achieve an initial public offering, sale of the Company or other similar liquidity event.
          In February 2009, the Company received results that confirmed its expectations of two clinical studies. The initial results from the FRANCIS study indicated that the clinical study had achieved its primary endpoint, a reduction in LDL cholesterol at eight weeks. Additionally, an independent data safety monitoring board concluded in its evaluation that the IMPACTS study relating to A-001 for acute chest syndrome associated with sickle cell disease showed that A-001 was well-tolerated and that the clinical study should continue. While the financial markets were showing some signs of stabilization in early 2009, the Company’s board of directors determined that the estimate of fair value from Pagemill as of October 15, 2008 was appropriate for February 2009, given the balance of factors set forth above.
          Increase from $1.51 (February 2009 to April 2009) to $7.70 in October 2009
          In determining the estimated fair value of the Company’s common stock in October 2009, the Company’s board of directors examined the enterprise values of 10 peer companies in the life sciences industry and used the mean enterprise value to approximate the Company’s anticipated enterprise value upon completion of an initial public offering. The mean enterprise value was used, rather than a multiple of earnings or revenue, because the Company has no earnings or revenue to date, nor do any of the peer companies examined. This estimated enterprise value was discounted by 15% to reflect a lack of marketability, and further discounted

United States Securities and Exchange Commission
Division of Corporate Finance
December 23, 2009

by 25% to reflect time to liquidity, which yield an estimated fair value of the Company’s common stock of $7.70 per share. The Company’s board of directors assumed full conversion of its preferred stock and exercise of all outstanding options and warrants in allocating 100% of the estimated enterprise value to its common stock.
          During the third quarter of 2009, the outlook for the Company continued to improve. In July 2009, the Company received data from its clinical study which indicated its product candidate A-002 was generally well-tolerated as compared to the placebo arm of the clinical study. An analysis in August 2009 of secondary endpoints from the FRANCIS study revealed that A-001 showed generally favorable efficacy trends. In addition, during this period, there was a successful initial public offering of a company in the Company’s industry and significant progress towards planning the Company’s own initial public offering. However, while valuations of peer companies rebounded during this period, they remained depressed as compared to historical valuations.
          On July 17, 2009 and September 9, 2009, the Company obtained $10.0 million in additional financing from certain of its existing investors in the form of senior secured convertible promissory notes and warrants to purchase the Company’s equity securities on terms relatively comparable to previous financings. In addition, the Company received additional clarity on the regulatory path to approval for its product candidate A-002, which the Company believes is favorable as compared to previous cardiovascular development programs.
          In the second and third quarters of 2009, the Company increasingly considered an initial public offering in the United States, began to meet with potential investment banking firms and ultimately held its organizational meeting with its underwriters on August 19, 2009. In light of the liquidity that an initial public offering could bring to the common stock, the Company’s board of directors believed the value of the common stock should increase as it progressed in the initial public offering process. As a result of these developments, the Company’s board of directors believed it was appropriate to increase the exercise price of its options to purchase shares of its common stock.
          Increase from $7.70 (October 2009) to Current Projected Initial Public Offering Range of $13.00-$15.00
          As a result of the preliminary analysis conducted by the Company and the underwriters, it is currently estimated that the initial public offering price of the Company’s common stock will be between $13.00 to $15.00 per share. This increase between the estimated fair value of the Company’s common stock and the projected initial public offering price range takes into account several factors. The Company’s board of directors and the underwriters analyzed typical valuation ranges seen in initial public offerings for companies in the Company’s industry with similar market capitalization for the last five years, as well as current market conditions and the results of operations, competitive position and

United States Securities and Exchange Commission
Division of Corporate Finance
December 23, 2009

the stock performance of its competitors. In addition, the Company’s history as a private company and its previous valuation reports were also considered.
          Fair Value of Common Stock
          In connection with option grants on various dates in 2008 and 2009, the Company obtained independent valuation reports for valuations dated as of December 31, 2007 and October 15, 2008. The estimates received by the Company from Pagemill were used by the Company to assist in its calculation of the resulting compensation expense from option grants in accordance with ASC 718. The estimates of the fair value of shares of the Company’s common stock were prepared assuming the shares were non-marketable and held on a minority basis. These fair value estimates are summarized below:

		Underlying Fair Value,
Valuation Date	Report Date	Price Per Share of Common Stock
December 31, 2007	February 12, 2008	$1.34
October 15, 2008	October 24, 2008	$1.51
          Valuation Report as of December 31, 2007
          Pagemill prepared the report as of December 31, 2007 contemporaneously and delivered it on February 12, 2008. Two different estimates of the enterprise value of the Company were developed: (i) one based on an Income Approach, using discounted cash flows, a terminal value calculated based on comparable publicly traded company revenue multiples and a risk-adjusted discount rate of 39.1%; and (ii) one based on a Market Approach, using the prior sale of the Company’s Series B-1 convertible preferred stock, with a control discount of 24.8% to account for the control of the venture capital investors and a marketability premium of 28.2% to account for the lack of marketability inherent in a private placement of preferred stock (the inverse of the discount for lack of marketability used later in the same valuation report).
          For the report as of December 31, 2007, Pagemill elected to assess the enterprise value based on the Market Approach, in part because of guidance from FASB ASC 805, Fair Value (formerly Statement of Financial Accounting Standards No. 157, Fair Value), and specifically, that the enterprise value based on the Market Approach, derived using the price of the Series B-1 convertible preferred stock, is a Level Two input and took precedence over the enterprise value based on the Income Approach, derived using a discounted cash flow analysis.
          The two estimates of enterprise values did not differ substantially: approximately $34.0 million based on the Market Approach versus $32.6 million based on the Income Approach.

United States Securities and Exchange Commission
Division of Corporate Finance
December 23, 2009

          The enterprise value derived from the Market Approach was allocated to the various securities of the Company using a Black-Scholes option pricing model. The resulting value of common stock was $1.76 per share. The resulting value of a share of Series B-1 convertible preferred stock was $7.17, compared to the price of $7.28 per share obtained in the prior financing. Because this value for the common stock was developed using as-if marketable data, it was then reduced by a discount for lack of marketability of 24.0%. The discount for lack of marketability was developed using a protective put analysis and an estimated time-to-liquidity of two years.
          The final minority, non-marketable estimated fair value of a share of the Company’s common stock was $1.34.
          Valuation Report as of October 15, 2008
          Pagemill prepared the report as of October 15, 2008 contemporaneously and delivered it on October 24, 2008. Two different estimates of the enterprise value of the Company were developed: (i) one based on an Income Approach, using discounted cash flows, a terminal value calculated based on comparable publicly traded company revenue multiples and a risk-adjusted discount rate of 32.6%; and (ii) one based on a Market Approach, using the prior sale of the Company’s Series B-2 convertible preferred stock, with no control discount as the venture capital group had become larger and lacked the same element of control, and a marketability premium of 33.3% to account for the lack of marketability inherent in a private placement of preferred stock (the inverse of the discount for lack of marketability used later in the same valuation report).
          For the report as of October 15, 2008, Pagemill elected to use the enterprise value based on the Income Approach, despite guidance from ASC 805. Pagemill believed that a combination of general market and company-specific events, which occurred between the closing date of the Series B-1 convertible preferred stock financing on August 11, 2008, and the valuation date on October 15, 2008, made the value implied by the financing unreliable. In particular, the Series B-2 convertible preferred stock financing was arranged in the second and third quarters of 2008 and closed on August 11, 2008. The valuation was performed as of October 15, 2008. The capital markets were volatile during those two months and, at one point, the conditions in the credit markets precipitated government intervention. Between the closing date of the Series B-1 convertible preferred stock financing and the valuation date, the S&P 500 fell 30% and an evenly-weighted average of comparable public companies fell 22%.
          During the same period, following an end of Phase 2 meeting with the FDA regarding A-002, the Company had an ongoing dialogue with the FDA to determine several key factors of the Phase 3 clinical study design, which would ultimately influence patient enrollment. As a result of these conversations with the FDA, the Company increased its expense forecast to account for a different type of clinical trial as

United States Securities and Exchange Commission
Division of Corporate Finance
December 23, 2009

compared with its financial forecast presented to potential investors and used to raise the Series B-1 convertible preferred stock financing. Pagemill used the revised financial forecast in the discounted cash flow analysis of the Income Approach.
          The two estimates of enterprise values differed somewhat: approximately $60.6 million based on the Income Approach versus $78.8 million based on the Market Approach.
          The enterprise value derived from the Income Approach was allocated to the various securities of the Company using a Black-Scholes option pricing model. The resulting value of common stock was $2.02. Because this value for the common stock was developed using as-if marketable data, it was then reduced by a discount for lack of marketability of 25.0%. The discount for lack of marketability was developed using a protective put analysis and an estimated time-to-liquidity of two years.
          The final minority, non-marketable estimated fair value of a share of common stock was $1.51.
          Recognized Compensation Expense under ASC 718
          As a result of the Company’s share-based compensation expense accounting pursuant to ASC 718 and the application of the exercise prices and underlying fair value estimates described above, the Company recognized the compensation expenses associated with the grants discussed above for shares granted during the periods indicated below. The additional ASC 718 inputs applied by the Company to calculate the share-based compensation expense are also set forth below.

	Share-Based	Fair Value
	Compensation	of	Weighted			Dividend
Fiscal	Expense	Underlying	Average		Risk Free	Yield	Expected
Quarter	Recognized	Shares	Strike Price	Volatility	Rate (annual)	(annual)	Life
Q1-2008	$9 570	$0.96	$1.34	81%	3.00%	0%	6.25 yr
Q2-2008	$111	$0.96	$1.34	81%	3.61%	0%	6.25 yr
Q3-2008	—	—	—	—	—	—	—
Q4-2008	—	—	—	—	—	—	—
Q1-2009	$11,788	$1.01	$1.51	74%	2.09%	0%	6.25 yr
Q2-2009	$25,885	$1.01	$1.51	74%	2.17%	0%	6.25 yr
Q3-2009	—	—	—	—	—	—	—
Q4-2009	—	—	—	—	—	—	—
          Summary
          The Company believes that it has recorded the appropriate expenses with respect to share-based compensation under ASC 718 based

United States Securities and Exchange Commission
Division of Corporate Finance
December 23, 2009

upon reasonable assumptions, including estimates of the fair value of the Company’s common stock from an independent third party valuation specialist.
PROPOSED RESPONSES TO THE STAFF’S COMMENTS
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies and Estimates
Share-Based Compensation, page 49
1.	In your response to prior comment three, you acknowledge that you will provide the requested disclosure when the estimating offering price has been established. We will finalize our evaluation of the issues incorporated in this comment at that time.
          The Company’s proposed disclosure addressing the Staff’s comment is attached hereto at Tab A.
Compensation
Compensation Discussion and Analysis, page 109
Equity Incentive Compensation, page 112
2.	We note your response to prior comment six. Please include in your disclosure the individual contributions to your corporate goals made by each named executive officer and, to the extent possible, how these contributions were weighted by the compensation committee in awarding equity incentive grants.
          The Company respectfully advises the Staff that while the compensation committee generally takes into account individual contributions to the Company’s corporate goals, in 2008, no named executive officers received equity incentive grants other than Mr. Christopher Lowe, whose grant was made in connection with his initial employment. The Company’s proposed disclosure addressing the Staff’s comment is attached hereto at Tab B.
Notes to Financial Statements
8. Stock Options, page F-24
3.	Please refer to prior comments four and nine. We continue to believe that your disclosure does not allow investors a sufficient understanding of the factors underlying the increase in fair value of your comment stock from $1.51 per share at April 15, 2009 to $7.70 per share at October 13, 2009. Please revise your disclosure to describe and quantify the key assumptions used in your most recent valuation, particularly the

United States Securities and Exchange Commission
Division of Corporate Finance
December 23, 2009

expected timing of the A-002 commercialization and the future revenues and operating profits that you expect this product candidate will generate. Also, please quantify the impact of each factor on your enterprise value at October 13, 1009 and disclose the methods and assumptions used to allocate enterprise value to your common stock at this date.
          The Company respectfully advises the Staff that in estimating the fair value of its common stock, the Company’s board of directors used the mean enterprise values of peer companies in the life sciences industry, discounted to reflect a lack of marketability and further discounted to reflect time to liquidity, as discussed on page 51 of Registration Statement. In determining its valuation, the Company did not take into account (i) the expected timing of commercialization of A-002, other than 2012 being the earliest possible time to commercialization, which is already reflected in the discount for lack of marketability and liquidity, or (ii) any future revenues and operating profits expected to be generated from sales of A-002. In addition, no single factor other than the mean enterprise values of the Company’s peer companies was specifically quantified or weighted greater than another factor in estimating the Company’s enterprise value. With regard to methods and assumptions used to allocate enterprise value to its common stock, the Company allocated 100% of the enterprise value to its common stock and assumed full conversion of its preferred stock and the exercise of all stock options and warrants. The Company’s proposed disclosure addressing the Staff’s comment is attached hereto at Tab C.
          If you have any questions, further comments or require additional information relating to the foregoing, please telephone either the undersigned at (415) 733-6099 or Mitzi Chang at (415) 733-6017.
Sincerely,
/s/ Bradley A. Bugdanowitz
Bradley A. Bugdanowitz, Esq.
of GOODWIN PROCTER LLP
Enclosures

cc:	Paul Truex (Anthera Pharmaceuticals, Inc.) Christopher Lowe (Anthera Pharmaceuticals, Inc.) Andrew S. Williamson, Esq. (Latham & Watkins LLP)

Tab A
The Company proposes the following additional disclosure, in underlined format, to page 49 of the Registration Statement:
     Stock-Based Compensation
          Effective January 1, 2006, we adopted the provisions of FASB ASC 718, Compensation —Stock Compensation, using the modified prospective method. Compensation costs related to all equity instruments granted after January 1, 2006 are recognized at the grant-date fair value of the awards. Additionally, we are required to include an estimate of the number of awards that will be forfeited in calculating compensation costs, which are recognized over the requisite service period of the awards on a straight-line basis. We estimate the fair value of our share-based payment awards on the date of grant using an option-pricing model.
          We recognized employee stock-based compensation expense of $4,648 in 2006, $74,861 in 2007, $143,406 in 2008, and $107,401 and $203,215 in the nine months ended September 30, 2008 and 2009, respectively. As of September 30, 2009, we had $511,556 in total unrecognized compensation cost related to non-vested employee stock-based compensation arrangements, which we expect to recognize over a weighted-average period of approximately 2.39 years. The intrinsic value of all outstanding vested and non-vested stock-based compensation arrangements, based on an assumed offering price of $14.00 per share, which is the midpoint of the range listed on the cover page of this prospectus, is $17.3 million, based on 1,313,421 shares of our common stock issuable upon exercise of stock-based compensation arrangements outstanding at September 30, 2009 at a weighted average exercise price of $0.86 per share.

Tab B
The Company proposes the following additional disclosure, in underlined format, to page 113 of the Registration Statement:
          Equity incentive grants to our named executive officers and other employees are currently made at the discretion of our board of directors with the recommendation of our compensation committee out of our 2005 Equity Incentive Plan, or 2005 Equity Plan. In determining equity incentive grants, the compensation committee considers the grant guidelines it has established for each position, along with the equity incentives already provided to an employee. Our compensation committee also considers individual performance, based on an informal evaluation of the individual’s contribution to our corporate goals (which generally include milestones related to our preclinical and clinical studies and fundraising) and input received from management. Our 2008 corporate goals included:
•	initiation of our Phase 2b FRANCIS study;

•	developing a regulatory path for our cardiovascular program;

•	continued enrollment of patients in our IMPACTS study on the schedule prescribed by the clinical study protocol; and

•	obtaining financing sufficient to fund the above goals.
Our 2009 corporate goals included:
•	completion of our Phase 2b FRANCIS study;

•	completion of the technology transfer of A-623 from Amgen;

•	successful evaluation by a DSMB of the safety profile of A-001; and

•	obtaining financing sufficient to fund the above goals.
          Under the 2005 Equity Plan, we may grant equity incentive awards in the form of stock options, restricted stock awards or stock appreciation rights. In 2008, our board of directors granted options to purchase a total of 327,973 shares of common stock to our employees, directors and consultants, including options to purchase a total of 122,663 shares of common stock to our named executive officers, all at an exercise price of $1.34 per share, which represented the fair value of our common stock on the dates of grant, as determined by our board of directors. In 2009, our board of directors granted options to purchase a total of 405,358 shares of common stock to our employees and directors, including options to purchase a total of 198,011 shares of common stock to our named executive officers, at exercise prices of $1.51 and $7.70 per share, which represented the fair value of our common stock on the dates of grant, as determined by our board of directors. In exercising its discretion to determine the amount of each grant, the compensation committee generally took into account each individual’s contributions towards the achievement of our corporate goals; however, in 2008, no named executive officers received grants of equity awards, other than Mr. Lowe, whose grant was made in connection with his initial employment. Furthermore, in 2009, upon the compensation committee’s recommendation, our board of directors approved grants of equity awards to employees, including our named executive officers, who received a temporary reduction in cash compensation as discussed above. In addition, as discussed above, Mr. Truex was granted special authority by our board of directors to allocate in his sole discretion options to purchase shares of our common stock to individuals who had demonstrated high achievement toward our goals, which individuals included our named executive officers. These grants were made to further motivate the recipients by aligning their interests more closely with our stockholders over the next several years by providing them with an equity interest in the company.

Tab C
The Company proposes the following additional disclosure, in underlined format, to page 51 of the Registration Statement:
          On October 13, 2009, our board of directors determined an estimated fair value per share of $7.70 for our common stock. Our board of directors examined the enterprise values of 10 peer companies in the life sciences industry and used the mean enterprise value to approximate our anticipated enterprise value upon completion of a public offering. Our board of directors used the mean enterprise value, rather than a multiple of earnings or revenue, since we have no earnings or revenue, nor do any of the companies in the peer group. We selected the peer group based on the following criteria: publicly traded drug development companies that have one or more pharmaceutical compounds targeted at patient markets of approximately the same size as the target market for our compounds in Phase 2 or Phase 3 clinical studies and no compounds yet approved for general use. To estimate our enterprise value, our board of directors discounted the enterprise value by 15% to reflect a lack of marketability. Our board of directors then further discounted the estimated enterprise value by an additional 25% to reflect the time our board of directors estimated would be necessary to complete this offering as well as the risk that this offering will not be completed. 100% of this enterprise value was then allocated to our common stock, assuming conversion of all shares of preferred stock outstanding and exercise of all outstanding options and warrants, which yielded an estimated fair value of our common stock of $7.70 per share.
          Based on the factors listed above, our board of directors determined the fair value of our common stock for option grants made in October 2009 to be $7.70 per share, for option grants made in February and April 2009 to be $1.51 per share, and for option grants made in 2008 to be $1.34 per share. The following table summarizes by grant date the number of shares of common stock subject to options granted in 2008 and 2009 through the date of this prospectus and the associated per-share exercise price. The exercise prices were set by our board of directors at prices believed to equal the fair value of our common stock at each of the grant dates.

	Number of	Per Share Exercise
Grant Date	Options	Price
2/21/2008	287,086	$1.34
6/26/2008	40,887	$1.34
2/18/2009	367,395	$1.51
4/15/2009	26,281	$1.51
10/13/2009	11,682	$7.70
          The estimated fair value common stock from June 2008 to February 2009 increased from $1.34 per share to $1.51 per share. The change in estimated fair value is primarily the result of an increase in the estimated enterprise value of the company from $34.0 million to $60.6 million, and reflects the following positive factors:
•	successful completion of enrollment of our Phase 2b FRANCIS study; and

•	the conclusion in February 2009 of a DSMB evaluation that our IMPACTS study was well tolerated and should continue.
          The positive factors set forth above were partially offset by:
•	a sharp deterioration in financial markets with accompanying decrease in market capitalization of companies comparable to ours;

•	increased difficulty in raising equity financing with accompanying financing uncertainty; and

•	increased risk of failure to achieve an initial public offering, sale of the company or other similar liquidity event.
          While no single factor listed above was specifically quantified or weighted greater than another in estimating the company’s enterprise value, each was taken into account in calculating the discount rate for the discounted cash flow analysis, estimating the time to liquidity and the expense that would be required to achieve liquidity.
          The estimated fair value of our common stock from April 2009 to October 2009 increased from $1.51 per share to $7.70 per share. The change in estimated fair value primarily reflects the following factors:
•	we successfully achieved the primary endpoint of our Phase 2b FRANCIS study in July 2009;

•	an analysis of secondary endpoints from FRANCIS revealed generally favorable efficacy trends in August 2009;

•	a successful initial public offering of a company in our industry; and progress towards our initial public offering.
          While no single factor listed above was specifically quantified or weighted greater than another in estimating the company’s enterprise value, each was taken into account in estimating the time to liquidity and the expense that would be required to achieve liquidity.